Munich American Reassurance Company

August 7, 2009

Dan Obert
Reinsurance Manager
American National Insurance Co.
1 Moody Plaza
Galveston, TX 77550

56 Perimeter Center East, N.E.
Atlanta, GA 30346-2290

Mailing Address:
P.O. Box 3210
Atlanta, GA 30302-3210

Telephone:
(770) 350-3243
Telefax: (770) 350-3343
E-Mail:
agurpinar@marclife.com

Dear Dan,

I am writing to you with respect to the block of Variable Annuity Guaranteed Minimum Death Benefit (GMDB) reinsurance we have assumed from your firm. In light of the current economic and financial turbulence, MARC has examined the risk that we believe is inherent in this coverage, as compared with our evaluation of the risk seven to ten years ago when they were first priced. We have concluded that these products involve risk from this point forward that is more substantial than at the time of pricing.

On at least a portion of your GMDB business that we have reinsured, we reserved the right to increase rates. We are exercising that right at this time. Attached, you will find a list of the treaties and issue dates that are included in this rate increase, along with the new premium rate for each specific kind of GMDB we reinsure. The rate increase will take effect 90 days from the date of this letter, as specified in the treaty.

We at Munich American do not take such action lightly. We recognize that this increases your cost, and may increase it substantially compared to the original rate. Nevertheless, we believe this is the appropriate action to take to address the considerable and increased uncertainty associated with this coverage.

This letter is formal, written notice of our intent to increase rates in accordance with the terms of the listed reinsurance treaties. Please do not hesitate to get in touch with me if you have any questions about this rate increase.

Sincerely,

Ayse Gurpinar

MARC
Munich Re Group

For contacts with an effective date of August 1, 2002 and later:

Coverage Type: 6-Year Ratchet

Treaty Number: 2608

Treaty rate (bps): 12.00

New rate (bps): 25.00

Coverage Type: 3% Rollup

Treaty Number: 2608

Treaty rate (bps): 25.00

New rate (bps): 65.00

eff. Nov. 5.

Coverage Type: 5% Rollup

Treaty Number: 2608

Treaty rate (bps): 42.00

New rate (bps): 100.00

Ayse Gurpinar
Marketing Officer